FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Grant of Conditional Share Awards under GlaxoSmithKline Share Plans

Conditional Share Awards
On 11 February 2016 the Company granted conditional share awards to Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) under the GlaxoSmithKline 2009 Performance Share Plan and the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

2009 Performance Share Plan
The 2009 Performance Share Plan (PSP) was approved by shareholders on 20 May 2009, and allows a performance-related opportunity in the form of conditional awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the PSP, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares (ADS), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

The PSP awards made on 11 February 2016 are based on three equally weighted performance measures:

Key strategic priorities	Performance Measure	Proportion of each award
Deliver value to shareholders	Total Shareholder Return (TSR)	1/3rd
Simplify the operating model	Adjusted free cash flow	1/3rd
Deliver more products of value	Research & Development (R&D) new product performance	1/3rd

The performance period for the awards is the three financial years from 1 January 2016 to 31 December 2018.

TSR measure
One third of each conditional award is based on relative TSR.  This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of 10 companies including the Company). The vesting schedule is based on delivering 30% vesting for achieving median performance.  However, in a group of 10 companies, the median (position 5.5) falls between two companies. Therefore, 0% will vest if the Company's TSR is ranked 6th and 44% will vest if its TSR is ranked 5th, i.e. above median, in the comparator group.  The maximum amount will vest for this element, if the Company's TSR is ranked in positions 1, 2 or 3.

The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow measure
One third of each conditional award is based on adjusted free cash flow.

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash to fund the Group's operations, investments, and ordinary dividends to shareholders.  The free cash flow target represents the operating profit of the business adjusted for non-cash items after deducting the cost or benefit of working capital, capital expenditure and taxation, and after adding back planned restructuring costs for the period of £2.3bn which are being separately funded from retained divestment proceeds.  In order to incentivise management to deliver the restructuring at or below those planned costs, any overspend or underspend versus the £2.3bn will then translate into an adjustment in determining adjusted free cash flow performance relative to target.

The adjustments to free cash flow, used to set the target for the purpose of the performance measure, include legal settlements, special pension contributions, foreign exchange, divestments and acquisitions.  The measure post-adjustment is the "adjusted free cash flow".

This element of the award will vest as follows:

Performance Level	Adjusted Free Cash Flow (£billions)	Proportion Vesting %
Below threshold	< £ 11.6bn	0%
Threshold	£ 11.6bn	25%
	£ 12.0bn	50%
	£ 13.2bn	75%
Maximum	£ 13.8bn	100%

R&D new product measure
One third of each conditional award is based on R&D new product performance.  Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

The Executive Directors or PDMRs in the tables below were each granted a conditional award under the terms of the PSP. Awards granted are of Ordinary Shares or ADS. The table below shows the number of Ordinary Shares or ADS which can potentially vest in respect of this incentive opportunity.

Dividends will accrue on the conditional award of Ordinary Shares or ADS during the performance period, but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	72,168	164,017
Mr S Dingemans*	Nil	31,755	72,171
Mr R Connor	Nil	17,268	39,244
Mr N Hirons	Nil	7,123	16,188
Mr A Hussain	Nil	34,535	78,489
Mr D Redfern	Nil	12,519	28,452
Ms C Thomas	Nil	15,757	35,810
Mr P Thomson	Nil	9,065	20,603
Dr P Vallance	Nil	36,694	83,394
Ms E Walmsley	Nil	29,571	67,206
ADS
Dr M Slaoui*	Nil	23,278	52,905
Mr D Troy	Nil	14,618	33,222
* Denotes an Executive Director

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the award subject to the adjusted free cash flow and R&D new product measures
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	Below threshold	At threshold	Maximum

Sir Andrew Witty*	Nil	82,009	328,035
Mr S Dingemans*	Nil	36,085	144,341
Mr R Connor	Nil	19,622	78,489
Mr N Hirons	Nil	8,094	32,377
Mr A Hussain	Nil	39,245	156,978
Mr D Redfern	Nil	14,226	56,904
Ms C Thomas	Nil	17,905	71,621
Mr P Thomson	Nil	10,302	41,207
Dr P Vallance	Nil	41,697	166,789
Ms E Walmsley	Nil	33,603	134,412
ADS
Dr M Slaoui*	Nil	26,452	105,809
Mr D Troy	Nil	16,611	66,445
* Denotes an Executive Director

Subject to the below qualification regarding the awards to Executive Directors, the vesting date for these conditional awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been achieved or such other later date as determined by the Remuneration Committee.

For Executive Directors, the award is subject to an additional vesting period of two years from the normal vesting date, i.e. five years in total.  During the additional vesting period, the relevant Ordinary Shares or ADS would only be forfeited in the event that the Executive Director was terminated for cause.

All of the above conditional awards were made on 11 February 2016 and were determined, in accordance with the PSP rules, using an Ordinary Share price of £13.59, being the closing price quoted on the London Stock Exchange on 10 February 2016 and an ADS price of $39.13, the closing price quoted on the New York Stock Exchange on 10 February 2016.

2009 Deferred Annual Bonus Plan

The 2009 Deferred Annual Bonus Plan (DABP) was approved by shareholders on 20 May 2009, and allows a performance related opportunity in the form of conditional awards to be made to eligible employees.

All Executive Directors and Corporate Executive Team (CET) members are required to defer 25% of any bonus earned into Ordinary Shares or ADSs and may choose to invest up to an additional 25% (i.e. up to a maximum of 50%) (Deferred Bonus Award).

The Company will match Ordinary Shares or ADS up to one-for-one depending on the achievement of performance targets (Matching Award).  The performance measures, vesting schedules and performance period for the Matching Award will be the same as for the PSP awards described above.

The awards of Deferred and Matching shares have been granted as nil-cost options over Ordinary Shares for UK based pre-tax participants and conditional awards over ADS for US pre-tax participants. The percentage of Matching shares that ultimately vests will be dependent on the achievement against the performance targets.

Dividends accrue on the Deferred shares during the performance period. Dividends also accrue on the conditionally awarded Matching shares during the performance period, but will only vest to the extent that the Matching shares themselves vest at the end of the relevant performance period. These dividends are not included in the figures below.

The following individuals have deferred a proportion of their bonus into the DABP in respect of the 2015 bonus that they have earned on a gross or pre-tax basis. The following awards are gross of tax:

Deferred Bonus Awards

	Number of Ordinary Shares/ADS potentially vesting in respect of the Deferred Bonus Award
	(N.B. One ADS represents two Ordinary Shares)
	Number of Ordinary Shares subject to Deferred Bonus Award	Number of ADS subject to Deferred Bonus Award
Sir Andrew Witty*	40,003
Mr S Dingemans*	36,381
Dr M Slaoui*		20,854
Mr R Connor	9,359
Mr N Hirons	13,452
Mr A Hussain	31,788
Mr D Redfern	17,120
Ms C Thomas	25,046
Mr P Thomson	7,662
Mr D Troy		14,760
Dr P Vallance	29,462
Ms E Walmsley	27,549
* Denotes an Executive Director

Matching Awards

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the Matching Award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	5,867	13,334
Mr S Dingemans*	Nil	5,336	12,127
Mr R Connor	Nil	1,373	3,120
Mr N Hirons	Nil	1,973	4,484
Mr A Hussain	Nil	4,662	10,596
Mr D Redfern	Nil	2,511	5,707
Ms C Thomas	Nil	3,673	8,349
Mr P Thomson	Nil	1,124	2,554
Dr P Vallance	Nil	4,321	9,821
Ms E Walmsley	Nil	4,041	9,183
ADS
Dr M Slaoui*	Nil	3,059	6,951
Mr D Troy	Nil	2,165	4,920
* Denotes an Executive Director

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the Matching Award subject to the adjusted free cash flow and R&D new product measures
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	6,667	26,669
Mr S Dingemans*	Nil	6,064	24,254
Mr R Connor	Nil	1,560	6,239
Mr N Hirons	Nil	2,242	8,968
Mr A Hussain	Nil	5,298	21,192
Mr D Redfern	Nil	2,853	11,413
Ms C Thomas	Nil	4,174	16,697
Mr P Thomson	Nil	1,277	5,108
Dr P Vallance	Nil	4,910	19,641
Ms E Walmsley	Nil	4,592	18,366
ADS
Dr M Slaoui*	Nil	3,476	13,903
Mr D Troy	Nil	2,460	9,840
* Denotes an Executive Director

The vesting date for these conditional awards will be the later of the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance measures have been achieved, the third anniversary of the Award Date or such other later date as determined by the Remuneration Committee.

All of the above conditional awards were made on 11 February 2016. The awards made were determined, using an Ordinary Share price of £13.59 the closing price quoted on the London Stock Exchange on 10 February 2016 and an ADS price of $39.13 the closing price quoted on the New York Stock Exchange on 10 February 2016.

The Company, Executive Directors and PDMRs were advised of these transactions on 12 February 2016.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

12 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 12, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc